Exhibit 99.1

JBS USA FOOD COMPANY ANNOUNCES CASH TENDER OFFER

GREELEY, Colo. (June 23, 2025) – JBS USA Food Company announced today that it has commenced a cash tender offer (the “Tender Offer”) for any and all of the outstanding U.S.$1,000.0 million aggregate principal amount of 2.500% Senior Notes due 2027 issued by JBS USA Holding Lux S.à r.l., JBS USA Foods Group Holdings, Inc. and JBS USA Food Company (the “Notes”). The Tender Offer is being made pursuant to an Offer to Purchase, dated June 23, 2025 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and together with the Offer to Purchase, the “Offer Documents”), which set forth a more comprehensive description of the terms of the Tender Offer.

The Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on June 27, 2025, unless extended by JBS USA Food Company (such time and date, as the same may be modified, the “Expiration Time”). Holders who (i) validly tender their Notes on or before the Expiration Time and do not validly withdraw on or before the Withdrawal Deadline (as defined below) or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and all of the other required documents on or before the Expiration Time and tender their Notes prior to the Guaranteed Delivery Date, which is at 5:00 p.m., New York City time, on the second business day after the Expiration Time, and whose Notes are accepted for purchase by JBS USA Food Company, will receive the “Tender Offer Consideration” indicated in the table below. Accrued and unpaid interest on the Notes accepted for purchase (including those tendered through the guaranteed delivery procedure) from the most recent interest payment date of the Notes up to, but not including, the Settlement Date (as defined below) (the “Accrued Interest”) will be paid in cash on the Settlement Date.

Certain information regarding the Notes and the terms of the Tender Offer is summarized in the table below.

Description of Notes	CUSIP	ISIN	Outstanding Principal Amount of Notes	Tender Amount	U.S. Treasury Reference Security(1)	Bloomberg Reference Page	Fixed Spread(1)
2.500% Senior Notes due 2027	46590XAS5, 46590XAR7, 46592QAB5, L5S59NAB1 and L56608AN9	US46590XAS53, US46590XAR70, US46592QAB59, USL5S59NAB13 and USL56608AN94	U.S.$1,000,000,000	Any and All	4.00% UST due January 15, 2027	FIT4	+ 0 bps

(1)	The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time and accepted for purchase. The Tender Offer Consideration for Notes validly tendered prior to or at the Expiration Date and accepted for purchase is calculated using the yield based on the bid-side price of the U.S. Treasury Reference Security plus the Fixed Spread. The Tender Offer Consideration for the Notes does not include the Accrued Interest, which will be payable in addition to the Tender Offer Consideration.

JBS USA Food Company will purchase Notes that have been validly tendered by the Expiration Time and not validly withdrawn by the Withdrawal Deadline (including Notes tendered in reliance upon the guaranteed delivery procedures) and that JBS USA Food Company chooses to accept for purchase, subject to all conditions to the Tender Offer having been satisfied or waived by JBS USA Food Company, on the settlement date, which is expected to be within four business days following the Expiration Time, or as promptly as practicable thereafter (the “Settlement Date”). Holders will be permitted to withdraw validly tendered Notes (i) at or prior to the earlier of (x) the Expiration Time and (y) in the event that the Tender Offer is extended, the tenth business day after commencement of the Tender Offer, and (ii) after the 60th business day after commencement of the Tender Offer if for any reason the Tender Offer has not been consummated within 60 business days after commencement, but not thereafter (such date in clause (i) or (ii), the “Withdrawal Deadline”). JBS USA Food Company has the right, in its sole discretion, to extend, amend or terminate the Tender Offer at any time, subject to applicable law.

JBS USA Food Company’s obligation to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon the satisfaction or, when applicable, waiver of certain conditions, which are more fully described in the Offer to Purchase, including, among others, a financing condition as described in the Offer to Purchase. In addition, subject to applicable law, JBS USA Food Company reserves the right, in its sole discretion, to (i) extend, terminate or withdraw the Tender Offer at any time or (ii) otherwise amend the Tender Offer in any respect at any time and from time to time. JBS USA Food Company further reserves the right, in its sole discretion, not to accept any tenders of Notes. JBS USA Food Company is making the Tender Offer only in those jurisdictions where it is legal to do so.

JBS USA Food Company also currently intends to redeem all or a portion of its 5.125% Senior Notes due 2028 (the “2028 Notes”) concurrently with, and subject to, the settlement of the Tender Offer, with the final amount of the 2028 Notes to be redeemed determined based on the amount of Notes validly tendered and accepted pursuant to the Tender Offer. This press release does not constitute a notice of redemption for purposes of the redemption provisions contained in the indenture governing the 2028 Notes. Any notice of redemption of the 2028 Notes will be delivered pursuant to a separate notice of redemption delivered in accordance with the terms of the indenture governing the 2028 Notes.

BMO Capital Markets Corp. (“BMO”), Banco BTG Pactual S.A. – Cayman Branch (“BTG”), Citigroup Global Markets Inc. (“Citigroup”), Mizuho Securities USA LLC (“Mizuho”) and RBC Capital Markets, LLC (“RBC”) are acting as dealer managers for the Tender Offer. Persons with questions regarding the Tender Offer should contact BMO at (collect) +1 (212) 702-1840 or (toll free) +1 (833) 418-0762, BTG at (collect) +1 (212) 293-4600, Citigroup at (collect) +1 (212) 723-6106 or (toll free) +1 (800) 558-3745, Mizuho at (collect) +1 (212)-205-7736 or (toll free) +1 (866) 271-7403, or RBC at (collect) +1 (212) 618 7843 or (toll free) +1 (877) 381-2099.

The Offer Documents are available electronically at www.dfking.com/jbs. Copies of the Offer Documents are also available to holders of Notes from D.F. King & Co., Inc., the information agent and the tender agent for the Tender Offer. Requests for copies of the Offer Documents should be directed to D.F. King at +1 (800) 628-8510 (toll free), +1 (212) 269-5550 (collect) or jbs@dfking.com.

Neither the Offer Documents nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Tender Offer is being made solely on the terms and conditions set forth in the Offer Documents. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of JBS S.A. or any of its subsidiaries, including JBS USA Food Company. The Tender Offer is not being made to, nor will JBS USA Food Company accept tenders of Notes from, holders in any jurisdiction in which the Tender Offer or the acceptance thereof would not be in compliance with the securities of blue sky laws of such jurisdiction. No recommendation is made as to whether holders should tender their Notes. Holders should carefully read the Offer Documents because they contain important information, including the various terms and conditions of the Tender Offer.

Important Notice Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about the perspectives and expectations of JBS S.A. or any of its subsidiaries, including JBS USA Food Company, are forward-looking statements. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions, when related to JBS S.A. and its subsidiaries and affiliates, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Forward-looking statements relate only to the date they were made and none of JBS S.A. or any of its subsidiaries undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

CONTACT:	Diego Pirani
Treasurer JBS.USA@jbssa.com
+1 (970) 506-8117